UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Golar LNG Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9456A100

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01 10

Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G9456A100	SCHEDULE 13D/A	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS BW Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,063,984
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,063,984
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,063,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.65%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1	This percentage is based on a total of 108.875 million common shares outstanding based on disclosures in the Issuer’s prospectus supplement on Form 424(b)(5) furnished to the Securities and Exchange Commission on December 7, 2020.

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CUSIP No. G9456A100	SCHEDULE 13D/A	Page 3 of 4 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the common shares, par value $0.01 per share (the “Common Shares”), of Golar LNG Limited, Inc., a company incorporated under the laws of Bermuda (the “Issuer”), whose principal executive offices are located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. This Amendment No. 3 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2020, as amended by Amendment No. 1, filed with the SEC on June 10, 2020, and Amendment No. 2, filed with the SEC on October 1, 2020 (collectively with this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 is filed to report that BW Group Limited has ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer. This is the final amendment to the Schedule 13D and an exit filing for BW Group Limited. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	As of January 26, 2021, BW Group Limited may be deemed to beneficially own 5,063,984 Common Shares, representing approximately 4.65% of the outstanding Common Shares.

The foregoing beneficial ownership percentage is based on a total of 108,875,805 Common Shares outstanding based on disclosures in the Issuer’s prospectus supplement on Form 424(b)(5) furnished to the Securities and Exchange Commission on December 7, 2020.

(b)	BW Group Limited has sole voting power and sole dispositive power over 5,063,984 Common Shares.

(c)

On November 23, 2020, BW Group Limited sold 218,000 Common Shares at a weighted average price of $10.0637 per share. The actual prices for these transactions ranged from $9.80 to $10.24, inclusive. On November 24, 2020, BW Group Limited sold 39,846 Common Shares at a weighted average price of $10.3389 per share. The actual prices for these transactions ranged from $10.21 to $10.495, inclusive. On November 25, 2020, BW Group Limited sold 178,558 Common Shares at a weighted average price of $10.2695 per share. The actual prices for these transactions ranged from $10.2 to $10.4, inclusive. On January 22, 2021, BW Group Limited sold 91,929 Common Shares at a weighted average price of $11.3267 per share. The actual prices for these transactions ranged from $11.3 to $11.41, inclusive. On January 25, 2021, BW Group Limited sold 50,000 Common Shares at a weighted average price of $11.0147 per share. The actual prices for these transactions ranged from $11.0 to $11.085, inclusive. These transactions were effected in the open market through a broker. This is the final amendment to the Schedule 13D and an exit filing for BW Group Limited.

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CUSIP No. G9456A100	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 26, 2021

BW Group Limited
By:	/s/ Nicholas John Oxleigh Fell
Name:	Nicholas John Oxleigh Fell
Title:	Authorized Signatory